Exhibit 21.0

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Cincinnati Federal (1)	United States of America

Cincinnati Federal Investment Services, LLC (2)	State of Ohio

(1)	100% owned by Cincinnati Bancorp.
(2)	100% owned by Cincinnati Federal.